Mail Stop 4561
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September 16, 2008

Allan Rowley
Chief Financial Officer
Mgt Capital Investments, Inc.
Kensington Centre
66 Hammersmith Road
London W14 8UD, United Kingdom

> **Re: Mgt Capital Investments, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed on March 17, 2008**
> **File no. 001-32698**

Dear Mr. Rowley:

We have reviewed your response letter dated August 8, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 27, 2008.

Form 10-K for the fiscal year ended December 31, 2007

Note 9. Stockholders' Equity and Minority Interest, page F-15

1.   We note your response to our prior comment 1 where you indicate the reasons the Company did not record an income statement gain for the 14.0 million and 5.5 million private placement sales by Medicsight PLC and Medicexchange PLC, respectively. While we understand why, pursuant to the guidance in SAB 51, an income statement gain may not have been appropriate, it is still not clear why you recorded the entire amount of proceeds received in these transactions to minority interest and why you did not record a portion of the proceeds to paid-in-capital.

Allan Rowley
Mgt Capital Investments, Inc.
September 16, 2008
Page 2

While SAB 51 provides guidance on situations where gain recognition may be appropriate for sales of stock by a subsidiary, it does not preclude you from recording the change in the parent company's carrying value as a capital transaction. Please explain further your accounting for these transactions or revise your financial statements accordingly.

2.   We note your response to our prior comment 4. Please update your schedule to incorporate any adjustments resulting from the above comments. In addition, as previously requested, please reconcile the ending minority interest balance based on each of your subsidiaries' ending net equity balances to the applicable minority interest holding's percentage.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief